Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-233997

This prospectus supplement, together with the short form base shelf prospectus dated October 17, 2019 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. See “Plan of Distribution”.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated October 17, 2019 to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of Profound Medical Corp. at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350, and are also available electronically at www.sedar.com (“SEDAR”).

PROSPECTUS supplement
to the short form base shelf prospectus dated October 17, 2019

Secondary Offering	October 29, 2019

PROFOUND MEDICAL CORP.

160,500 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 17, 2019 (the “Shelf Prospectus”), relates to the periodic resale of common shares (“Common Shares”) in the capital of Profound Medical Corp. (“Profound” or the “Corporation”) by the Selling Shareholders (as defined under the heading “Selling Shareholders”) during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains valid (the “Secondary Offering”). This Prospectus Supplement covers resales by the Selling Shareholders, from time to time, of up to 160,500 Common Shares (“Registrable Shares”), representing 107,000 Common Shares plus 53,500 Common Shares issuable upon exercise of Common Share purchase warrants (“2019 Warrants”), in each case, originally purchased by the Selling Shareholders pursuant to the 2019 Offering (as defined under the heading “Documents Incorporated by Reference”). See “Plan of Distribution”. The participation of any Selling Shareholder in the filing of this Prospectus Supplement is not an indication of such Selling Shareholder’s intention to sell the Registrable Shares at any particular time or in any particular amount. Profound will bear the fees and expenses incident to the registration of the Registrable Shares.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “PRN” and are certified for listing on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PROF”. The closing price of the Common Shares on the TSX on October 25, 2019 was $12.53. The Common Shares will commence trading on the Nasdaq on the date of this Prospectus Supplement.

The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Shares or interests in the Registrable Shares on any stock exchange, market or trading facility on which the Registrable Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in Ontario or in any other province or territory of Canada at any time. The Corporation will not receive any of the proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholders.

An investment in the Registrable Shares involves certain risks that are described under the heading “Risk Factors” and elsewhere in, this Prospectus Supplement, including in the documents incorporated herein by reference and should be considered by any prospective purchaser of the Registrable Shares.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Shelf Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The audit of such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.

The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in the Shelf Prospectus and this Prospectus Supplement are residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.

THE REGISTRABLE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus Supplement. The Corporation takes no responsibility for and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date of this Prospectus Supplement or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

Messrs. Arthur Rosenthal and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal and Ellacott have appointed the Corporation as their agent for service of process in Ontario. Each of the Selling Shareholders is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction and have appointed the Corporation as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. See “Agent for Service of Process”.

All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except as otherwise indicated.

No underwriter has been involved in the preparation of this Prospectus Supplement nor has any underwriter performed any review of the contents of this Prospectus Supplement.

The Corporation’s head and registered office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

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Table of Contents

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about this prospectus supplement

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Secondary Offering and add to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Secondary Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Secondary Offering.

Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. The Corporation has not authorized anyone to provide investors with different or additional information. If anyone provides you with different, inconsistent or other information, you should not rely on it. You should assume that the information contained in this Prospectus Supplement and the Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Shelf Prospectus or of any sale of the Corporation’s securities pursuant thereto. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Secondary Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Shelf Prospectus and the documents incorporate by reference herein and therein contain certain information that is “forward-looking information” within the meaning of applicable securities legislation. The forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporate by reference herein and therein is presented for the purpose of providing disclosure of the current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions; as such, this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein use words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “propose” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information.

Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by it in light of the Corporation’s experiences and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances, including but not limited to:

•	the Corporation’s expectations regarding commercializing its approved products (particularly the TULSA-PRO (as defined herein) system following United States Food and Drug Administration (“FDA”) clearance) and the Corporation’s ability to generate revenues and achieve profitability;

•	the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•	the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•	the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•	the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. (“Philips”) and Siemens Healthcare GmbH (“Siemens”), and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

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•	the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•	the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•	the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•	the Corporation’s expectations regarding receipt of additional regulatory approvals for its products and future product candidates;

•	the Corporation’s mission and future growth plans;

•	the Corporation’s ability to attract and retain personnel;

•	the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•	the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize its approved products; and

•	anticipated trends and challenges in the Corporation’s business and the markets in which it operates.

Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, such as:

•	risks related to the Corporation’s limited operating history and history of net losses;

•	risks related to the Corporation’s ability to commercialize its approved products, including expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•	risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•	risks related to the Corporation’s successful completion of clinical trials with respect to its products and future product candidates;

•	risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•	risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•	risks relating to fluctuating input prices and currency exchange rates;

•	risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•	risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•	risks related to intellectual property, including license rights that are key to the Corporation’s business; and

•	risks related to the loss of key personnel.

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In evaluating any forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Prospectus Supplement to reflect subsequent information, events, results, circumstances or otherwise. Additional information about these assumptions and risks and uncertainties is contained in the Corporation’s filings with securities regulators, which are available on SEDAR at www.sedar.com and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

FINANCIAL INFORMATION

All dollar amounts set forth in this Prospectus Supplement and in the documents incorporated by reference herein are in Canadian dollars unless otherwise indicated, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. All financial information in this Prospectus Supplement and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2018	2017	2016
	$	$	$
Closing	1.3642	1.2545	1.3427
High	1.3642	1.3743	1.4589
Low	1.2288	1.2128	1.2544
Average	1.2957	1.2986	1.3248

	Six Months Ended June 30
	2019	2018	2017
	$	$	$
Closing	1.3087	1.3168	1.2977
High	1.3600	1.3310	1.3743
Low	1.3087	1.2288	1.2977
Average	1.3336	1.2781	1.3343

On October 25, 2019, the average daily exchange rate as quoted by the Bank of Canada was US$1.00 = $1.3064.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Secondary Offering. Other documents are also incorporated, or deemed to be incorporated, by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

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The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Corporation’s registration statement on Form F-10 of which the Shelf Prospectus and this Prospectus Supplement form a part (the “Registration Statement”), are specifically incorporated by reference, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the sections entitled “Item 3: Key Information”, “Item 4: Information on the Company”, “Item 6: Directors, Senior Management and Employees”, “Item 7: Major Shareholders and Related Party Transactions” and “Item 10: Additional Information” (Sections A, B, and C only) from the U.S. registration statement on Form 20-F of the Corporation dated August 29, 2019, withdrawn by the Corporation on September 23, 2019 (the “Withdrawn 20-F”);

(b)	the annual information form of the Corporation for the year ended December 31, 2018 dated March 7, 2019;

(c)	the audited consolidated financial statements of the Corporation as at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, together with the notes thereto, as contained on pages F-2 to F-41 of the Withdrawn 20-F (the “Annual Financial Statements”), other than the auditor’s report thereon (1);

(d)	the management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2018, as contained in “Item 5: Operating and Financial Review and Prospectus” (Sections A, B, C and F only) of the Withdrawn 20-F (the “20-F MD&A”);

(e)	the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2019 and 2018, together with the notes thereto, as contained on pages F-42 to F-62 of the Withdrawn 20-F (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and six months ended June 30, 2019, included in the 20-F MD&A (the “Interim MD&A”);

(g)	the management information circular of the Corporation dated May 6, 2019 in connection with the Corporation’s annual meeting of shareholders held on June 13, 2019;

(h)	the material change report of the Corporation dated September 3, 2019 in respect of the Corporation receiving 510(k) clearance from the FDA to market the TULSA-PRO system for ablation of prostate tissue;

(i)	the material change report of the Corporation dated September 19, 2019 in respect of the public offering of units of the Corporation that closed on September 20, 2019 (the “2019 Offering”); and

(j)	the material change report of the Corporation dated October 17, 2019 in respect of the consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “Consolidation”).

Note:

(1)	An auditor’s report to the Annual Financial Statements dated August 14, 2019 in the form specified by Canadian GAAS is attached hereto as Schedule “A”.

Any document of the type referred to in the preceding paragraphs or required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, including material change reports (excluding confidential material change reports), consolidated interim financial statements, consolidated annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by the Corporation with the applicable securities commissions or similar authorities in each of the provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of the Secondary Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).

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Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of the Secondary Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus.

Information contained or otherwise accessed through Profound’s website, www.profoundmedical.com or any other website, other than those documents incorporated by reference herein and filed on the SEDAR website, does not form part of the Secondary Offering. The information on the Corporation’s website is not incorporated by reference into the Shelf Prospectus or this Prospectus Supplement and should not be considered a part of the Shelf Prospectus or this Prospectus Supplement, and the reference to the Corporation’s website in the Shelf Prospectus or this Prospectus Supplement is an inactive textual reference only.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of PricewaterhouseCoopers LLP and Torys LLP; and (3) powers of attorney from certain of the Corporation’s directors and officers.

AVAILABLE INFORMATION

The Corporation has concurrently filed with the SEC the Registration Statement with respect to the Registrable Shares offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.

The Corporation is subject to the information requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Corporation is also subject to the information requirements of the U.S. Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at http://www.profoundmedical.com. The information on the Corporation’s website is not incorporated by reference into the Shelf Prospectus or this Prospectus Supplement and should not be considered a part of the Shelf Prospectus or this Prospectus Supplement, and the reference to the Corporation’s website in the Shelf Prospectus or this Prospectus Supplement is an inactive textual reference only.

Prospective purchasers should rely only on information contained or incorporated by reference in the Shelf Prospectus and this Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different information. The Registrable Shares are not being offered in any jurisdiction where the offer is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated herein by reference therein and herein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

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Profound Medical Corp.

Profound is an early commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue using its platform technology. The Corporation’s leading approved product (the “TULSA-PRO system”) combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control and is comprised of two categories of components: disposables and the capital equipment used in conjunction with a customer’s MRI scanner. The TULSA-PRO system, which in August 2019 received FDA clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation (“TULSA”) based on the Corporation’s TULSA-PRO whole gland ablation clinical trial, and is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). In addition, the Corporation’s Sonalleve system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and is also approved in China for the treatment of non-invasive treatment of uterine fibroids. the Corporation’s systems are designed to be used with MRI scanners and are currently compatible with MRI scanners manufactured by Philips and Siemens. To date, the Corporation has primarily generated revenues from its limited commercialization of its systems in the EU (principally in Germany) and Asia. Profound intends to commence commercialization of the TULSA-PRO system in the United States in the near term following the Corporation’s recent FDA clearance. The Corporation also continues to pursue additional regulatory approvals, research and development, clinical studies, procedure reimbursement and acquisitions in order to expand the applications of its platform technology and expand its commercial footprint.

Recent Developments

On October 11, 2019, the Corporation consolidated the Common Shares on the basis of one post-Consolidation Common Share for every ten pre-Consolidation Common Shares. The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

On October 25, 2019, the Common Shares were certified for listing on the Nasdaq under the symbol “PROF” and will commence trading on the Nasdaq beginning on October 29, 2019, the date of this Prospectus Supplement.

RISK FACTORS

Before deciding to invest in any Registrable Shares, prospective purchasers should consider carefully the risk factors and the other information contained and incorporated by reference in the Shelf Prospectus and this Prospectus Supplement before purchasing the Registrable Shares. An investment in the Registrable Shares offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at October 29, 2019. This table should be read in conjunction with the Interim Financial Statements and Interim MD&A incorporated by reference in this Prospectus Supplement.

Designation of Security	As at October 29, 2019
Share Capital
Common Shares	$130,395,091 (11,852,749 Common Shares)
2017 Warrants	$1,936,247 (1) (500,000 Warrant Shares)
2018 Warrants	$9,767,750 (2) (1,725,000 Warrant Shares)
CIBC Warrants	$223,084 (3) (32,171 Warrant Shares)

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Designation of Security	As at October 29, 2019
Share Capital
2019 Warrants	$1,151,881 (4) (522,727 Warrant Shares)
Options (5)	1,027,743
Indebtedness
2018 Loan Agreement (6)	$12,153,621

Notes:

(1)	The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on August 24, 2017 (the “2017 Warrants”) has been calculated using the Black-Scholes option pricing model using 77% volatility, an expected life of 3 years, 1.56% risk-free interest rate, no dividend yield, a share price of $0.95 and an exercise price of $1.40. As a result of the Consolidation, holders will receive 0.10 of a Common Share (each whole Common Share, a “Warrant Share”) for each 2017 Warrant exercised and therefore, ten 2017 Warrants are required to be exercised, at an exercise price of $14.00 per Warrant Share, in order to obtain one Warrant Share.

(2)	The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on March 20, 2018 (the “2018 Warrants”) has been calculated using the Black-Scholes option pricing model using 71% volatility, an expected life of 5 years, 2.0% risk-free interest rate, no dividend yield, a share price of $1.06 and an exercise price of $1.40. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2018 Warrant exercised and therefore, ten 2018 Warrants are required to be exercised, at an exercise price of $14.00 per Warrant Share, in order to obtain one Warrant Share.

(3)	The fair value of the common share purchase warrants issued pursuant to the 2018 Loan Agreement (defined below) (the “CIBC Warrants”) has been calculated using the Black-Scholes option pricing model using 88% volatility, an expected life of 3.8 years, 1.43% risk-free interest rate, no dividend yield, a share price of $1.11 and an exercise price of $0.97. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each CIBC Warrant exercised and therefore, ten CIBC Warrants are required to be exercised, at an exercise price of $9.70 per Warrant Share, in order to obtain one Warrant Share.

(4)	The fair value of the 2019 Warrants has been calculated using the Black-Scholes option pricing model using 58% volatility, an expected life of 2 years, 1.61% risk-free interest rate, no dividend yield, a share price of $1.06 and an exercise price of $1.55. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of $15.50 per Warrant Share, in order to obtain one Warrant Share.

(5)	Options (“Options”) are granted pursuant to the Amended and Restated Share Option Plan of the Corporation, as it may be amended from time to time.

(6)	Pursuant to a loan agreement dated July 30, 2018 (the “2018 Loan Agreement”), a Canadian chartered bank (the “Lender”) provided a secured loan for total initial gross proceeds of $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. The Corporation is required to make interest only payments until October 31, 2019 and monthly repayments of the principal of $378,788 plus accrued interest will commence on October 31, 2019. In connection with the 2018 Loan Agreement, the Corporation also issued 321,714 CIBC Warrants to the Lender.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading under the symbol “PRN” on the TSX and are certified for listing on the Nasdaq under the symbol “PROF”. The following table sets forth the price range and trading volumes of the Common Shares as reported by the TSX for the periods indicated on a post-Consolidation basis. The Common Shares will commence trading on the Nasdaq on the date of this Prospectus Supplement and accordingly, there is currently no trading price and volume history of the Common Shares on the Nasdaq.

Period	High ($)	Low ($)	Volume
2018
October	7.30	5.40	306,858
November	7.50	5.60	204,534
December	6.90	4.60	185,249
2019
January	8.80	5.60	102,701

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Period	High ($)	Low ($)	Volume

February	8.70	7.50	73,344
March	8.50	7.80	109,508
April	9.90	7.90	401,135
May	9.80	8.20	119,663
June	8.60	7.70	36,515
July	8.80	6.30	145,207
August	10.60	7.30	309,824
September	15.90	9.10	619,336
October 1 to 25	13.04	0.83	1,752,093

The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

PRIOR SALES

The following tables set forth the details regarding all issuances of Common Shares and securities convertible into Common Shares for the 12-month period prior to the date of this Prospectus Supplement on a post-Consolidation basis.

2019 Warrants

Date of Issuance	Number of Warrant Shares	Exercise Price
September 20, 2019	522,727 (1)	$15.50

Options

Date of Grant	Number of Options	Exercise Price
November 19, 2018	3,300	$6.00
May 15, 2019	13,300	$9.10
May 16, 2019	484,940	$9.20

Common Shares

Date of Issuance	Number of Common Shares	Price per Common Share
May 28, 2019	1,800 (2)	$3.00
September 20, 2019	1,045,454	$10.40

Notes:

(1)	As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of $15.50 per Warrant Share, in order to obtain one Warrant Share.

(2)	Acquired on exercise of Options.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, the Corporation will not receive any proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholders.

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description of COMMON SHARES

Profound is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus Supplement, there were 11,852,749 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of Profound; (ii) the right to receive any dividend declared by Profound; and (iii) the right to receive the remaining property and assets of Profound upon dissolution. The Common Shares are listed and posted for trading on the TSX under the symbol “PRN” and are certified for listing on the Nasdaq under the symbol “PROF”. The Common Shares will commence trading on the Nasdaq on the date of this Prospectus Supplement.

SELLING SHAREHOLDERS

The following table sets forth the identities of the selling shareholders (the “Selling Shareholders”) and certain information regarding the Selling Shareholders’ ownership of Registrable Shares before and after the completion of the Secondary Offering. All Registrable Shares shown below are owned beneficially by the Selling Shareholders as of the date of this Prospectus Supplement. The number of Registrable Shares includes all Common Shares that may be acquired on exercise of 2019 Warrants held by the Selling Shareholders.

Selling Shareholder	Registrable Shares Owned (#)	Common Shares Owned on a Fully Diluted Basis (#)	Number of Registrable Shares (5) to be Sold Pursuant to this Prospectus Supplement (#)	Common Shares (6) Owned After Giving Effect to the Secondary Offering (#/%)	Common Shares (6) Owned on a Fully Diluted Basis After Giving Effect to the Secondary Offering (#/%)
CVI Investments, Inc.	30,000 (1)	32,500	30,000	0/0.00	2,500/0.02
Cougar Capital LLC	11,250 (2)	32,500	11,250	17,500/0.15	21,250/0.14
Gagnon Investment Associates Master Fund, LP (3)	75,000 (4)	262,693	75,000	182,693/1.53	187,693/1.20
Broadfin Healthcare Master Fund, Ltd.	44,250 (5)	561,467	44,250	142,217/1.19	514,217/3.30

Notes:

(1)	Includes 20,000 Common Shares and 10,000 Warrant Shares issuable upon exercise of the 2019 Warrants held by the Selling Shareholder.

(2)	Includes 7,500 Common Shares and 3,750 Warrant Shares issuable upon exercise of the 2019 Warrants held by the Selling Shareholder.

(3)	Gagnon Investment Associates Master Fund, LP is an affiliate of Gagnon Securities LLC. To the knowledge of the Corporation, Gagnon Investment Associates Master Fund, LP and Gagnon Securities LLC have no influence over the Corporation other than the holding of Common Shares.

(4)	Includes 50,000 Common Shares and 25,000 Warrant Shares issuable upon exercise of the 2019 Warrants held by the Selling Shareholder.

(5)	Includes 29,500 Common Shares and 14,750 Warrant Shares issuable upon exercise of the 2019 Warrants held by the Selling Shareholder.

(6)	Assumes all 2019 Warrants held by the Selling Shareholder are exercised.

(7)	Based on 11,852,749 outstanding Common Shares and assumes all Registrable Shares held by the Selling Shareholders are sold during the 25-month period that the Shelf Prospectus, including any amendments therein, remains valid.

The Common Shares and the 2019 Warrants were components of units of the Corporation (each a “Unit”) originally purchased by the Selling Shareholders pursuant to the 2019 Offering at a price of $1.10 per Unit.

PLAN OF DISTRIBUTION

Profound is registering the Registrable Shares to permit the resale of the Registrable Shares by the Selling Shareholders, from time to time, after the date of this Prospectus Supplement. The Corporation will not receive any of the proceeds from the sale by the Selling Shareholder of the Registrable Shares.

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The Selling Shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Registrable Shares or interests in Registrable Shares received after the date of this Prospectus Supplement from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Shares or interests in Registrable Shares on any stock exchange, market or trading facility on which the Registrable Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of Registrable Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	to or through underwriters;

•	block trades in which the broker-dealer will attempt to sell the Registrable Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this Prospectus Supplement;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Registrable Shares at a stipulated price per Registrable Share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Shares, from time to time, under this Prospectus Supplement, or under an amendment to this Prospectus Supplement or a new prospectus supplement to the Shelf Prospectus, amending the list of Selling Shareholders, as necessary, to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus Supplement. The Selling Shareholders also may transfer the Registrable Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

In connection with the sale of the Registrable Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Registrable Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell Registrable Shares short and deliver these securities to close out their short positions, or loan or pledge the Registrable Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registrable Shares offered by this Prospectus Supplement, which Registrable Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended, as necessary, to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the Registrable Shares offered by them will be the purchase price of the Registrable Shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Shares to be made directly or through agents. The Corporation will not receive any of the proceeds from the Secondary Offering.

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The Corporation will pay the fees and expenses incident to the registration of the Registrable Shares.

The Selling Shareholders also may resell all or a portion of the Registrable Shares in open market transactions in reliance upon Rule 904 of Regulation S under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to another available exemption under the U.S. Securities Act.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Shares or interests therein may be deemed “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Registrable Shares may be underwriting discounts or commissions under the U.S. Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act.

To the extent required, the Registrable Shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts (including any discounts or concessions allowed or reallowed) with respect to a particular offer, any delayed delivery arrangements, and any securities exchange or markets on which the Common Shares may be listed will be set forth in an amendment to this Prospectus Supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus Supplement.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in Ontario or in any other province or territory of Canada at any time.

The Corporation has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Registrable Shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable Profound will make copies of this Prospectus Supplement (as it may be amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Corporation and the Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Shares (and the Corporation may indemnify the Selling Shareholders in such transactions) against certain liabilities, including liabilities arising under the U.S. Securities Act.

There can be no assurance that any Selling Shareholder will sell any or all of the Registrable Shares registered pursuant to the registration statement, of which this Prospectus Supplement and the accompanying Shelf Prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Corporation, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) in force on the date hereof, the Registrable Shares will be qualified investments at the time of acquisition by a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), or a tax-free savings account (“TFSA”), each as defined in the Tax Act (each a “Plan”) provided that, at the time of the acquisition by the Plan the Registrable Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX).

Notwithstanding that Registrable Shares may be qualified investments for a trust governed by a RRSP, RRIF, RESP, RDSP or TFSA, the holder of such RDSP or TFSA, the subscriber of such RESP or the annuitant under such RRSP or RRIF, as the case may be, will be subject to a penalty tax in respect of the Registrable Shares if such Registrable Shares are a “prohibited investment” and not “excluded property” for the TFSA, RRSP, RESP, RDSP or RRIF for purposes of the Tax Act. Registrable Shares will generally be a “prohibited investment” if the holder of a RDSP or TFSA, the subscriber of such RESP or annuitant under a RRSP or RRIF, as the case may be, (i) does not deal at arm’s length with the Corporation for purposes of the Tax Act or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Corporation. Generally, a holder, subscriber or annuitant, as the case may be, will not have a significant interest in the Corporation provided the holder, subscriber or annuitant, together with persons with whom the holder, subscriber or annuitant does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act), directly or indirectly, 10% or more of the issued shares of any class of the capital stock of the Corporation or of any other corporation that is related to the Corporation (for purposes of the Tax Act).

Prospective purchasers who intend to hold Registrable Shares in trusts governed by Plans should consult their own tax advisors in regard to the application of these rules under the Tax Act in their particular circumstances.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires, as a beneficial owner, Registrable Shares pursuant to the Secondary Offering and who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Selling Shareholders; (ii) is not affiliated with the Corporation or the Selling Shareholders; and (iii) who acquires and holds the Registrable Shares as capital property (a “Holder”). Generally, the Registrable Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Registrable Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to: (i) a Holder that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) a Holder that is a “specified financial institution” as defined in the Tax Act; (iii) an interest which would be a “tax shelter investment” as defined in the Tax Act; (iv) a Holder that has made a functional currency reporting election under the Tax Act; or (v) a Holder that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Registrable Shares. Such Holders should consult their own tax advisors with respect to an investment in Registrable Shares.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that is a corporation and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of a Registrable Share, controlled by a non-resident person, or a group of non-resident persons, not dealing with each other at arm’s length, in each case for the purposes of section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the Registrable Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in currency other than the Canadian dollar must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada on the relevant date or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Resident Holders

The following section of this summary applies to Holders who, at all relevant times, for the purposes of the Tax Act, are or are deemed to be resident in Canada and are not resident or deemed to be resident in any other country (“Resident Holders”). Certain Resident Holders whose Registrable Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Registrable Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

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Dividends

Dividends received or deemed to be received on the Registrable Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Registrable Shares must be included in computing its income but generally will be deductible in computing its taxable income, subject to detailed rules in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Registrable Shares or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Registrable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Dispositions of Registrable Shares

Upon a disposition (or a deemed disposition) of a Registrable Share (except to the Corporation), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Registrable Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Registrable Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The cost to a Resident Holder of a Registrable Share acquired pursuant to the Secondary Offering will be averaged with the adjusted cost base of any other Common Shares of the Corporation held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Registrable Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Registrable Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors having regard to their own circumstances.

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Non-Resident Holders

The following section of this summary is generally applicable to Holders who, at all relevant times: (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Registrable Shares; and (ii) do not use or hold the Registrable Shares in carrying on a business in Canada (“Non-Resident Holders”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an “authorized foreign bank” for the purposes of the Tax Act. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a Corporation beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Registrable Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Registrable Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Registrable Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Registrable Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX), at the time of disposition, the Registrable Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Registrable Shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Registrable Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if a Registrable Share is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Registrable Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. A Non-Resident Holder’s capital gain (or capital loss) in respect of Registrable Shares that constitute or are deemed to constitute taxable Canadian property (and are not exempt from the Tax Act by virtue of an income tax convention) will generally be computed in the manner described above under the subheading “Resident Holders – Dispositions of Registrable Shares”.

Non-Resident Holders whose Registrable Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of the Corporation, and persons who acquired Common Shares through stock option or shares purchase plan programs or in other compensatory arrangements.

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If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and that the Corporation is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid on Common Shares generally will constitute foreign-source income classified as “passive category” income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular taxable year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Receipt of Foreign Currency

The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.

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Sale or Other Disposition of Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder’s tax basis in such Common Shares. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the asset test and income test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

We have made no determination as to whether we are classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Moreover, our PFIC status is determined on an annual basis after the end of each taxable year. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, gain recognized upon a disposition of Common Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Common Shares. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Common Shares exceeded 125% of the average of the annual distributions received on such Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if Common Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder might be able to make a mark-to-market election with respect to Common Shares that would result in tax treatment different from the general tax treatment for PFICs described above. The Common Shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Common Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where Common Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of Common Shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in Common Shares will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

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We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

If we were a PFIC for any year during which a U.S. Holder owned Common Shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder had made a “deemed sale” election under the PFIC rules to recognize gain (but not loss) under the PFIC rules described above, without the receipt of corresponding cash.

If we were a PFIC or, with respect to a particular U.S. Holder, we were treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder would be required to file annual reports with the Internal Revenue Service, subject to certain exceptions.

The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of Common Shares.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants. TSX Trust Corporation is the registrar and Canadian transfer agent for the Common Shares, at its principal office in Toronto, Ontario. Computershare Trust Company, N.A., is the U.S. transfer agent for the Common Shares, at its principal office in Canton, Massachusetts.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Prospectus Supplement or in any of the documents incorporated by reference herein, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder of Profound holding more than 10% of the Common Shares or any associate or affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

LEGAL PROCEEDINGS

There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be deemed material to the Corporation.

To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Services Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Registration Statement.

AGENT FOR SERVICE OF PROCESS

Messrs. Arthur Rosenthal and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal and Ellacott have appointed the Corporation as their agent for service of process in Canada. Each of the Selling Shareholders is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction and have appointed the Corporation as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. The Corporation’s head office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

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INTEREST OF EXPERTS

Certain legal matters relating to the Secondary Offering will be passed upon by Torys LLP on behalf of the Corporation. As at the date hereof, the partners and associates of each of Torys LLP and their designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

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Schedule “A”

Independent auditor’s report

To the Shareholders of Profound Medical Corp.

Our opinion

In our opinion, the consolidated financial statements included in the registration statement on Form 20-F present fairly, in all material respects, the financial position of Profound Medical Corp. and its subsidiaries (together, the Company) as at December 31, 2018 and 2017, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated balance sheets as at December 31, 2018 and 2017;

•	the consolidated statements of loss and comprehensive loss for each of the three years in the period ended December 31, 2018;

•	the consolidated statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2018;

•	the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

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As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

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We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Neil Rostant.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

August 14, 2019

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Base Shelf Prospectus

SHORT FORM BASE SHELF PROSPECTUS

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada, other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of Profound Medical Corp. at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	October 17, 2019

PROFOUND MEDICAL CORP.

Common Shares

Warrants

Units

US$100,000,000

Profound Medical Corp. (the “Corporation” or “Profound”) may offer and issue from time to time common shares of the Corporation (“Common Shares”), warrants to purchase Common Shares (“Warrants”) or units (“Units”) comprised of one or more of the other securities described in this short form base shelf prospectus (the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this Prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). One or more holders of Common Shares (each, a “Selling Shareholder”) may also offer and sell Common Shares under this Prospectus. See “Selling Shareholders”. The Corporation is filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, the persons offering the Common Shares and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; and (iii) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Corporation and the Selling Shareholder(s) may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify, if applicable, each underwriter, dealer or agent, as the case may be, engaged by the Corporation or the Selling Shareholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Shareholder(s), if any, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Corporation or the Selling Shareholder(s) will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers. If offered on a non-fixed price basis, the compensation payable to an underwriter, dealer or agent in connection, if applicable, with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PRN”. The Corporation has also applied to list the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PROF”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.

The head and registered office of the Corporation is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The audit of such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.

The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective purchasers should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective purchasers should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus includes or incorporates by reference certain statements that are “forward-looking information” within the meaning of applicable securities legislation. The forward-looking information in this Prospectus is presented for the purpose of providing disclosure of the current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions; as such, this Prospectus uses words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information.

Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by it in light of the Corporation’s experiences and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances, including but not limited to:

•	the Corporation’s expectations regarding its proposed listing of the Common Shares on Nasdaq;

•	the Corporation’s expectations regarding commercializing its approved products (particularly the TULSA-PRO (as defined herein) system following United States Food and Drug Administration (“FDA”) clearance) and the Corporation’s ability to generate revenues and achieve profitability;

•	the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•	the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•	the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•	the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. (“Philips”) and Siemens Healthcare GmbH (“Siemens”), and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

•	the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•	the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•	the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•	the Corporation’s expectations regarding receipt of additional regulatory approvals for its products and future product candidates;

•	the Corporation’s mission and future growth plans;

•	the Corporation’s ability to attract and retain personnel;

•	the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•	the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize its approved products; and

•	anticipated trends and challenges in the Corporation’s business and the markets in which it operates.

Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein, such as:

•	risks related to the Corporation’s limited operating history and history of net losses;

•	risks related to the Corporation’s ability to commercialize its approved products, including expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•	risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•	risks related to the Corporation’s successful completion of clinical trials with respect to its products and future product candidates;

•	risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•	risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•	risks relating to fluctuating input prices and currency exchange rates;

•	risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•	risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•	risks related to intellectual property, including license rights that are key to the Corporation’s business; and

•	risks related to the loss of key personnel.

In evaluating any forward-looking information contained in this Prospectus and the documents incorporated by reference herein, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Prospectus to reflect subsequent information, events, results, circumstances or otherwise. Additional information about these assumptions and risks and uncertainties is contained in the Corporation’s filings with securities regulators, which are available on SEDAR at www.sedar.com.

FINANCIAL INFORMATION

All dollar amounts set forth in this Prospectus and in the documents incorporated by reference herein are in Canadian dollars unless otherwise indicated, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. All financial information in this Prospectus and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.

The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Registration Statement, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the sections entitled “Item 3: Key Information”, “Item 4: Information on the Company”, “Item 6: Directors, Senior Management and Employees”, “Item 7: Major Shareholders and Related Party Transactions” and “Item 10: Additional Information” (Sections A, B, and C only) from the U.S. registration statement on Form 20-F of the Corporation dated August 29, 2019, withdrawn by the Corporation on September 23, 2019 (the “Withdrawn 20-F”);

(b)	the annual information form of the Corporation for the year ended December 31, 2018 dated March 7, 2019;

(c)	the audited consolidated financial statements of the Corporation as at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, together with the notes thereto, as contained on pages F-2 to F-41 of the Withdrawn 20-F (the “Annual Financial Statements”), other than the auditor’s report thereon;

(d)	the management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2018, as contained in “Item 5: Operating and Financial Review and Prospectus” (Sections A, B, C and F only) of the Withdrawn 20-F (the “20-F MD&A”);

(e)	the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2019 and 2018, together with the notes thereto, as contained on pages F-42 to F-62 of the Withdrawn 20-F (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and six months ended June 30, 2019, included in the 20-F MD&A (the “Interim MD&A”);

(g)	the management information circular of the Corporation dated May 6, 2019 in connection with the Corporation’s annual meeting of shareholders held on June 13, 2019;

(h)	the material change report of the Corporation dated September 3, 2019 in respect of the Corporation receiving 510(k) clearance from the FDA to market the TULSA-PRO system for ablation of prostate tissue;

(i)	the material change report of the Corporation dated September 19, 2019 in respect of the public offering of units of the Corporation that closed on September 20, 2019 (the “2019 Offering”); and

(j)	the material change report of the Corporation dated October 17, 2019 in respect of the consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “Consolidation”).

An auditor’s report to the Annual Financial Statements dated August 14, 2019 in the form specified by Canadian GAAS is attached hereto as Schedule “A”.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the offering of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference into such Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, any information circular (other than relating to an annual meeting of shareholders of the Corporation) filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the information circular for the previous annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus, shall be deemed to be incorporated by reference the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of PricewaterhouseCoopers LLP and Torys LLP; and (3) powers of attorney from certain of the Corporation’s directors and officers. A copy of the form of warrant indenture for any Warrant offerings under this Prospectus will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

AVAILABLE INFORMATION

The Corporation has concurrently filed with the SEC the Registration Statement with respect to the Securities offered pursuant to this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance the prospective purchasers should refer to the exhibits for a more complete description of the matter involved.

The Corporation is subject to the information requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. Upon effectiveness of the Registration Statement, the Corporation will be subject to the information requirements of the U.S. Exchange Act and will file reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation will not be required to publish financial statements as promptly as United States companies.

The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at http://www.profoundmedical.com. The information on the Corporation’s website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to the Corporation’s website in this Prospectus is an inactive textual reference only.

Prospective purchasers should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PROFOUND MEDICAL CORP.

Profound is an early commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue using its platform technology. The Corporation’s leading approved product (the “TULSA-PRO system”) combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control and is comprised of two categories of components: disposables and the capital equipment used in conjunction with a customer’s MRI scanner. The TULSA-PRO system, which in August 2019 received FDA clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation (“TULSA”) based on the Corporation’s TULSA-PRO whole gland ablation clinical trial, and is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). In addition, the Corporation’s Sonalleve system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and is also approved in China for the treatment of non-invasive treatment of uterine fibroids. the Corporation’s systems are designed to be used with MRI scanners and are currently compatible with MRI scanners manufactured by Philips and Siemens. To date, the Corporation has primarily generated revenues from its limited commercialization of its systems in the EU (principally in Germany) and Asia. Profound intends to commence commercialization of the TULSA-PRO system in the United States in the near term following the Corporation’s recent FDA clearance. The Corporation also continues to pursue additional regulatory approvals, research and development, clinical studies, procedure reimbursement and acquisitions in order to expand the applications of its platform technology and expand its commercial footprint.

Recent Developments

On August 29, 2019, the Corporation filed the Withdrawn 20-F with the SEC for its proposed registration of its Common Shares under Section 12(b) of the U.S. Exchange Act, and concurrently filed an application to list its Common Shares on Nasdaq. On September 23, 2019, the Corporation withdrew the Withdrawn 20-F because the Corporation determined that it has since become eligible to register its Common Shares under the MJDS. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.

On October 11, 2019, the Corporation consolidated the Common Shares on the basis of one post-Consolidation Common Share for every ten pre-Consolidation Common Shares. The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at October 17, 2019. This table should be read in conjunction with the Interim Financial Statements and Interim MD&A incorporated by reference in this Prospectus.

Designation of Security	As at October 17, 2019
Share Capital
Common Shares	$130,395,091 (11,852,749 Common Shares)
2017 Warrants	$1,936,247 (1) (500,000 Warrants Shares)
2018 Warrants	$9,767,750 (2) (1,725,000 Warrants Shares)
CIBC Warrants	$223,084 (3) (32,171 Warrants Shares)
2019 Warrants	$1,151,881 (4) (522,727 Warrants Shares)
Options (5)	1,027,743
Indebtedness
2018 Loan Agreement (6)	$12,153,621

Notes:

(1)	The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on August 24, 2017 (the “2017 Warrants”) has been calculated using the Black-Scholes option pricing model using 77% volatility, an expected life of 3 years, 1.56% risk-free interest rate, no dividend yield, a share price of $0.95 and an exercise price of $1.40. As a result of the Consolidation, holders will receive 0.10 of a Common Share (each whole Common Share, a “Warrant Share”) for each 2017 Warrant exercised and therefore, ten 2017 Warrants are required to be exercised, at an exercise price of $14.00 per Warrant Share, in order to obtain one Warrant Share.

(2)	The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on March 20, 2018 (the “2018 Warrants”) has been calculated using the Black-Scholes option pricing model using 71% volatility, an expected life of 5 years, 2.0% risk-free interest rate, no dividend yield, a share price of $1.06 and an exercise price of $1.40. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2018 Warrant exercised and therefore, ten 2018 Warrants are required to be exercised, at an exercise price of $14.00 per Warrant Share, in order to obtain one Warrant Share.

(3)	The fair value of the common share purchase warrants issued pursuant to the 2018 Loan Agreement (defined below) (the “CIBC Warrants”) has been calculated using the Black-Scholes option pricing model using 88% volatility, an expected life of 3.8 years, 1.43% risk-free interest rate, no dividend yield, a share price of $1.11 and an exercise price of $0.97. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each CIBC Warrant exercised and therefore, ten CIBC Warrants are required to be exercised, at an exercise price of $9.70 per Warrant Share, in order to obtain one Warrant Share.

(4)	The fair value of the common share purchase warrants issued pursuant to the 2019 Offering (the “2019 Warrants”) has been calculated using the Black-Scholes option pricing model using 58% volatility, an expected life of 2 years, 1.61% risk-free interest rate, no dividend yield, a share price of $1.06 and an exercise price of $1.55. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of $15.50 per Warrant Share, in order to obtain one Warrant Share.

(5)	Options (“Options”) are granted pursuant to the Amended and Restated Share Option Plan of the Corporation, as it may be amended from time to time.

(6)	Pursuant to a loan agreement dated July 30, 2018 (the “2018 Loan Agreement”), a Canadian chartered bank (the “Lender”) provided a secured loan for total initial gross proceeds of $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. The Corporation is required to make interest only payments until October 31, 2019 and monthly repayments of the principal of $378,788 plus accrued interest will commence on October 31, 2019. In connection with the 2018 Loan Agreement, the Corporation also issued 321,714 CIBC warrants to the Lender.

USE OF PROCEEDS

The use of the net proceeds from the sale of Securities will be described in a Prospectus Supplement relating to the specific issuance of such Securities.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Common Shares by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Shareholders. The terms under which Common Shares may be offered by Selling Shareholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Common Shares owned, controlled or directed by each Selling Shareholder; (iii) the number of Common Shares being distributed for the accounts of each Selling Shareholder; (iv) the number of Common Shares to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Common Share; (v) whether the Common Shares are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Common Shares; (vii) if a Selling Shareholder acquired the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per Common Share basis; and (viii) the Prospectus Supplement will contain, if applicable, the disclosure required by Item 1.11 of Form 44-101F1 – Short Form Prospectus, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments thereto, remains valid, offer for sale and issue up to an aggregate of US$100,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, the Selling Shareholders, if any, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

Similarly, one or more Selling Shareholders may sell Common Shares to or through underwriters or dealers purchasing as principals and may also sell the Common Shares to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Shareholders”.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

DESCRIPTION OF SECURITIES

Description of Common Shares

Profound is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus, there were 11,852,749 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of Profound; (ii) the right to receive any dividend declared by Profound; and (iii) the right to receive the remaining property and assets of Profound upon dissolution. The Common Shares are listed and posted for trading on the TSX under the symbol “PRN”. The Corporation has also applied to list the Common Shares on the Nasdaq under the symbol “PROF”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.

Description of Warrants

The Corporation may issue Warrants. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will describe the terms of the Warrants. The description will include, where applicable:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of the Common Shares that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•	any other material terms or conditions of the Warrants.

Description of Units

The Corporation may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable Prospectus Supplement will describe the terms of the Units. The description will include, where applicable:

•	the designation of the Units and of the Securities comprising the Units;

•	the aggregated number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currencies in which the Units will be offered;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units and the securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•	any other material terms or conditions of the Units.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading under the symbol “PRN” on the TSX. The following table sets forth the price range and trading volumes of the Common Shares as reported by the TSX for the periods indicated on a post-Consolidation basis.

Period	High ($)	Low ($)	Volume
2018
October	7.30	5.40	306,858
November	7.50	5.60	204,534
December	6.90	4.60	185,249
2019
January	8.80	5.60	102,701
February	8.70	7.50	73,344
March	8.50	7.80	109,508
April	9.90	7.90	401,135
May	9.80	8.20	119,663
June	8.60	7.70	36,515
July	8.80	6.30	145,207
August	10.60	7.30	309,824
September	15.90	9.10	619,336
October 1 to 16	10.80	8.30	166,805

The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

PRIOR SALES

The following tables set forth the details regarding all issuances of Common Shares and securities convertible into Common Shares for the 12-month period prior to the date of this Prospectus on a post-Consolidation basis.

Warrants

Date of Grant	Number of Warrant Shares	Exercise Price
September 20, 2019	522,727 (1)	$15.50

Options

Date of Grant	Number of Options	Exercise Price
November 19, 2018	3,300	$6.00
May 15, 2019	13,300	$9.10
May 16, 2019	484,940	$9.20

Common Shares

Date of Issuance	Number of Common Shares	Price per Common Share
September 24, 2018	1,100 (2)	$3.00
May 28, 2019	1,800 (2)	$3.00
September 20, 2019	1,045,454	$10.40

Notes:

(1)	As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of $15.50 per Warrant Share, in order to obtain one Warrant Share.

(2)	Acquired on exercise of Options.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a United States person.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers in the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

LEGAL MATTERS

There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be deemed material to the Corporation.

To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF EXPERTS

Certain legal matters relating to the offering of the Securities hereunder will be passed upon by Torys LLP on behalf of the Corporation. As at the date hereof, the partners and associates of Torys LLP and its designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants. TSX Trust Company is the registrar and transfer agent for the Common Shares, at its principal office in Toronto, Ontario.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Services Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under the Registration Statement.

AGENT FOR SERVICE OF PROCESS

Messrs. Arthur Rosenthal and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal and Ellacott have appointed the Corporation as their agent for service of process in Ontario. Purchasers are advised that it may not be possible for prospective purchasers to enforce judgements obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. The Corporation’s head office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

Schedule “A”

Independent auditor’s report

To the Shareholders of Profound Medical Corp.

Our opinion

In our opinion, the consolidated financial statements included in the registration statement on Form 20-F present fairly, in all material respects, the financial position of Profound Medical Corp. and its subsidiaries (together, the Company) as at December 31, 2018 and 2017, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated balance sheets as at December 31, 2018 and 2017;

•	the consolidated statements of loss and comprehensive loss for each of the three years in the period ended December 31, 2018;

•	the consolidated statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2018;

•	the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Neil Rostant.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

August 14, 2019